UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 31, 2015
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure:
ANGLOGOLD ASHANTI LIMITED PUBLISHES ITS 2014 ANNUAL
REPORTS, ISSUES A NO CHANGE STATEMENT

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
31 March 2015
NEWS RELEASE
ANGLOGOLD ASHANTI LIMITED PUBLISHES ITS 2014 ANNUAL REPORTS, ISSUES A NO
CHANGE STATEMENT
AngloGold Ashanti announces that it has today, Tuesday, 31 March 2015, published the group’s suite of reports for the financial year ended 31 December 2014 and commenced posting the Notice of Annual General Meeting to shareholders which incorporates summarised financial statements for the year under review.
AngloGold Ashanti’s suite of 2014 annual reports includes:
· Integrated Report 2014
· Annual Financial Statements 2014
· Sustainable Development Report 2014
· Mineral Resource and Ore Reserve Report 2014
· Notice of the 71
st
Annual General Meeting
These reports and documents communicate all relevant aspects of AngloGold Ashanti’s operating, sustainability and financial performance for the 2014 financial year, from 1 January to
31 December 2014 and are available at
www.aga-reports.com
.
The Group Annual Financial Statements for the year ended 31 December 2014, on which Ernst &
Young Inc. issued an unqualified audit report, does not contain any material changes to the
International Financial Reporting Standards financial statements published on 23 February 2015 on the Stock Exchange News Service of the JSE Limited. The unqualified audit report issued by
Ernst & Young is available for inspection at the registered office of the Company. The Company, however, draws attention to the non-adjusting events subsequent to year end as set out in the
Integrated Report and Group Note 39 of the Annual Financial Statements 2014.
The Annual General Meeting of AngloGold Ashanti shareholders will be held on Wednesday, 06
May 2015 at the Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa, at
11:00am (SA time).

The board of directors of the Company has determined that:
-
The record date for the purposes of receiving notice of the Annual General Meeting (being the date on which a shareholder must be registered in the Company’s register of shareholders in order to receive notice of the Annual General Meeting), shall be the close of business on Friday, 20 March 2015 (“Notice Record Date”); and
-
The record date for the purposes of participating in and voting at the Annual General
Meeting (being the date on which a shareholder must be registered in the Company’s register of shareholders in order to participate in and vote at the Annual General Meeting)
shall be the close of business on Thursday, 30 April 2015 (“Voting Record Date”). The last day to trade in AngloGold Ashanti securities in order to be recorded as an AngloGold
Ashanti shareholder by the Voting Record Date is Wednesday, 22 April 2015.
ENDS
31 March 2015
Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd
Contacts
Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)
+1 (212) 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold
Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual reports on Form 20-F filed with the United States Securities and Exchange Commission.
These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.
Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website:
www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: March 31, 2015
By:
/s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: Group General Counsel and Company
Secretary